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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            HUSKER AG PROCESSING, LLC
              -----------------------------------------------------
                                (Name of Issuer)


                                Membership Units
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   448047-10-0
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 with copies to:

                                 William D. Sapp
                                 P.O. Box 45305
                              Omaha, NE 68145-0305
                                 (402) 895-2202


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2002
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             (Date of Event which Requires Filing of this Statement)
    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
                     240.13d-1(g), check the following box.

[ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.










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===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 448047-10-01
          ------------
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      47-0846300
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS (See Instructions)
 4
      WC, BK
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nebraska
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,540
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,540
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,540
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.6%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
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This Amendment No. 1 amends the Schedule 13D filed by Sapp Bros. Investments,
LLC with the Securities and Exchange Commission (the "SEC") on April 30, 2002.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Membership Units of Husker Ag Processing, LLC ("Issuer"), a Nebraska limited liability company, having its principal executive offices at 510 West Locust Street, P.O. Box 10, Plainview, Nebraska 68769

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Sapp Bros. Investments, LLC (the "Reporting Persons"), as a Nebraska limited liability company.

         (b) The Reporting Person's principal business address is 9915 South 148th Street, Omaha, Nebraska 68138.

         (c) The Reporting Person is organized to engage in the making of investments in business enterprises and the providing of services related thereto.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer filed a Registration Statement on Form SB-2 (SEC Registration No. 333-60580, as amended (the "1933 Act Registration Statement") with the Securities and Exchange Commission on May 10, 2001, which became effective on August 28, 2001. The 1933 Act Registration Statement registered 15,000 Membership Units with an aggregate offering price of $15,000,000. On December 1, 2001, the Issuer completed its public equity offering selling 14,402 Membership Units for gross proceeds of $14,402,000.

         The Issuer then filed a Registration Statement on Form 8-A (000-49773) with the Securities and Exchange Commission on April 30, 2002 to register the Membership Units under the Securities Exchange Act of 1934, as amended, which triggered the Reporting Persons reporting obligations under the Securities Exchange Act of 1934, as amended.

         The Reporting Person purchased Membership Units during the Issuer's public offering pursuant to the 1933 Act Registration Statement. The Reporting Person's total investment in the Issuer was $2,540.000 ($1,000 per unit) for 2,540 Membership Units. The Reporting Person used $1,270,000 available from its working capital and borrowed $1,270,000 from Stearns Bank, N.A., Albany, Minnesota for the purpose of purchasing 2,540 Membership Units.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person purchased the Membership Units for investment purposes.

         The Reporting Person has no plans to acquire additional securities, however, it may at any time sell some or all of the shares of the Issuer of which it owns. The Reporting Person does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its

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board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the most recently published financial information provided by the Issuer, there were approximately 15,318 Membership Units of the Issuer outstanding. The Reporting Person, at the present time, beneficially owns an aggregate of 2,540 Membership Units of the Issuer, constituting approximately 16.6% of the outstanding Membership Units.

         (b) The Reporting Person has sole dispositive control with respect to all 2,540 Membership Units and shared voting power with respect to all 2,540 Membership Units. The Reporting Person has granted William D. Sapp, Chairman of the Reporting Person's Board of Managers, full voting rights with respect to the 2,540 Membership Units.

         (c)      Not applicable.

         (d) The Reporting Person has granted William D. Sapp, Chairman of the Reporting Person's Board of Managers, the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,540 Membership Units.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer and each of its members, including the Reporting Person, are parties to the Issuer's Second Amended and Restated Operating Agreement, as amended (the "Operating Agreement"), pursuant to which there are significant restrictions on the transferability of the Membership Units. Pursuant to the terms of the Operating Agreement, all transfers are subject to a determination that the transfer will not cause the Issuer to be deemed a publicly traded partnership.

         The ability to transfer Membership Units has been restricted to ensure that the Issuer is not deemed a "publicly traded partnership" and thus taxed as a corporation. Under the Operating Agreement, no transfers may occur without the approval of the Issuer's Board of Directors. The Board of Directors will only permit transfers that fall within "safe Harbors" contained in the publicly traded partnership rules under the Internal Revenue Code. These include: transfers by gift, transfers upon the death of a member, intra-family transfers, and other transfers during the tax year that in the aggregate do not exceed 2% of the total outstanding membership units. Any transfer in violation of the publicly traded partnership requirements or without the prior consent of the Board will be null and void.

         The Reporting Person has granted William D. Sapp, Chairman of the Reporting Person's board of Mangers, full voting rights with respect to the 2,540 Membership Units, and the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,540 Membership Units.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits are included in this Amendment No. 1. Please see Schedule 13D filed on April 30, 2002 for additional information.




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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2002
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Date

/s/ William D. Sapp
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Signature

William D. Sapp, Chairman of the Board of Managers of Sapp Bros. Investments LLC
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)